Curaleaf Reports Third Quarter 2025 Results: Solid Growth and Robust Cash Generation
Third quarter 2025 net revenue of $320 million
Third quarter 2025 International revenue of $46 million
Third quarter 2025 adjusted gross profit margin(1) of 50%
Year-to-date operating and free cash flow from continuing operations of
$104 million and $57 million, respectively

Stamford, Conn,. November 5, 2025 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the third quarter ended September 30, 2025. All financial information is reported in accordance with U.S. generally accepted accounting principles (“U.S. GAAP” or “GAAP”) and is provided in U.S. dollars unless otherwise indicated.
Boris Jordan, Chairman and CEO of Curaleaf, stated, "We generated third quarter revenue of $320 million, up 2% sequentially. Price compression continued to be a headwind, yet our domestic segment remained stable and achieved modest growth. Our international segment continued its strong trajectory, delivering 12% sequential growth and 56% year-over-year growth. Adjusted gross margin improved to 50%, an increase of 115 basis points both sequentially and versus the prior year. Adjusted EBITDA was $69 million, representing a 22% margin, inclusive of a 200 basis point drag from our international and hemp businesses. We ended the quarter with $107 million in cash, after paying $28 million in principal and interest debt obligations. We generated $53 million in operating cash flow from continuing operations and $37 million in free cash flow from continuing operations during the third quarter. Subsequent to quarter-end, we made $30 million in acquisition-related debt payments, leaving approximately $70 million payable over the next two years. We also closed on an upsized $100 million revolving line of credit with Needham Bank, giving us greater flexibility to manage our business and pay down more expensive debt.”
Mr. Jordan continued, “The ‘Return to Our Roots’ plan we initiated 12 months ago – which is focused on enhancing product quality, driving growth, expanding margins, and optimizing cash flow – is delivering tangible results. Over the past year, we have completed significant foundational work to reset the business — leveraging our Dark Heart genetics program, investing in our supply chain, and realigning our retail operations. These actions have positioned our domestic business for renewed growth while supporting rapid international expansion. I’m encouraged to report that we’re seeing positive momentum across the organization, despite ongoing macro pressures.”
Third Quarter 2025 Financial Highlights
•Net revenue of $320.2 million, a year-over-year decrease of 3% compared to Q3 2024 net revenue of $330.5 million. Sequentially, net revenue increased 2% compared to Q2 2025 net revenue of $314.5 million
•Gross profit of $159.7 million and gross profit margin of 50%, an increase of 130 basis points year-over-year
•Adjusted gross profit(1) of $160.0 million and adjusted gross profit margin(1) of 50%, an increase of 115 basis points year-over-year

•Net loss attributable to Curaleaf Holdings, Inc. from continuing operations of $54.5 million or net loss per share from continuing operations of $0.07
•Adjusted net loss(1) from continuing operations of $48.2 million or adjusted net loss(1) per share from continuing operations of $0.06
•Adjusted EBITDA(1) of $69.3 million and adjusted EBITDA margin(1) of 21.6%, a 115 basis point decrease year-over-year
•Cash at quarter end totaled $107.5 million
Nine Months Ended September 30, 2025 Financial Highlights
•Net revenue of $944.8 million, a decrease of 7% year-over-year
•International revenue of $121.8 million, an increase of 63% compared to 2024 revenue of $74.9 million
•Gross profit of $467.5 million and gross margin of 49%
•Adjusted gross profit(1) of $468.9 million and adjusted gross profit margin(1) of 50%
•Operating cash flow from continuing operations of $104.0 million and free cash flow from continuing operations of $56.8 million
•Net loss from continuing operations of $159.9 million or net loss per share from continuing operations of $0.21
•Adjusted net loss(1) from continuing operations of $143.7 million or adjusted net loss per share from continuing operations of $0.19
•Adjusted EBITDA(1) of $200.0 million and adjusted EBITDA margin of 21.2%
Third Quarter 2025 Operational Highlights
•Expanded domestic retail footprint to five in Ohio with the opening of a Curaleaf dispensary in Girard and a Curaleaf branded dispensary in New Albany
•Strengthened retail presence in Florida with the opening of one dispensary in St. Augustine and one in Apopka, resulting in 69 retail locations in the state.
•Entered into an MSA with a retail operator in Maine bringing the store count to five in the state; total dispensary count at quarter end was 158 stores across the country
•In September, Curaleaf expanded Anthem’s brand portfolio with the launch of Anthem Bold Infused Pre-Rolls in New York, New Jersey, Illinois, and Arizona
•Curaleaf was added to the S&P/TSX Composite Index on September 22, 2025
•Curaleaf announced the buyout of its minority partner in Curaleaf International, bringing the ownership stake in its European holding company to 100%
•Curaleaf International launched the first medically certified liquid inhalation device, the QMID, in the UK and Germany
(1) Adjusted EBITDA, adjusted net income (loss), adjusted gross profit and free cash flow are non-GAAP financial measures, and adjusted EBITDA margin, adjusted net income (loss) per share and adjusted gross profit margin are non-GAAP financial ratios, in each case without a standardized definition under U.S. GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See “Reconciliation of Non-GAAP financial measures” below for a reconciliation of each non-GAAP financial measure used in this press release from the most directly comparable U.S. GAAP financial measure.

Post Third Quarter 2025 Operational Highlights
•Curaleaf upsized its revolving line of credit from $40.0 million to $100.0 million with Needham Bank at a 7.99% interest rate, increasing to 8.99% upon a refinancing of its outstanding senior secured bonds maturing on December 15, 2026
•Curaleaf made a final $25.0 million cash and 5.7 million share payment to the former owners of the Tryke companies completing its payment obligations in connection with the Tryke acquisition
•In October, Curaleaf partnered with the Baldwin Fund to raise funds for breast cancer research
Revenues, net by Segment
($ thousands)

	Three Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024
Domestic:
Retail revenue	$211,626	$216,538	$243,253
Wholesale revenue	62,381	56,987	57,199
Management fee income	245	86	504
Total revenues, net - Domestic	$274,252	$273,611	$300,956

	Three Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024
International:
Retail revenue	$14,152	$12,929	$9,997
Wholesale revenue	27,762	25,970	18,484
Management fee income	4,078	2,010	1,093
Total revenues, net - International	$45,992	$40,909	$29,574

	Nine Months Ended September 30,
	2025	2024
Domestic:
Retail revenue	$647,808	$759,021
Wholesale revenue	174,574	176,541
Management fee income	568	1,310
Total revenues, net - Domestic	$822,950	$936,872

	Nine Months Ended September 30,
	2025	2024
International:
Retail revenue	$38,139	$26,343
Wholesale revenue	76,189	45,443
Management fee income	7,493	3,090
Total revenues, net - International	$121,821	$74,876

Balance Sheet and Cash Flow
As of September 30, 2025, the Company had $107.5 million of cash and $543.7 million of outstanding debt, net of unamortized debt discounts and deferred financing fees.
During the nine months ended September 30, 2025, Curaleaf invested $47.9 million in capital expenditures, focused on facility upgrades, automation and selective retail expansion in strategic markets.

Shares Outstanding
The Company’s weighted average shares outstanding was 764,825,622 and 742,535,355 for the third quarter of 2025 and 2024, respectively.
The Company’s weighted average shares outstanding was 758,809,812 and 739,833,334 for the nine months ended September 30, 2025 and 2024, respectively.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Wednesday, November 5, 2025 at 5:00 P.M. ET to discuss Q3 2025 earnings results. The call can be accessed by dialing 1-844-512-2926 in the U.S., Canada 1-416-639-5883, or internationally from 1-412-317-6300. The conference pin # is 5064695.
A replay of the conference call can be accessed at 1-877-344-7529 in the U.S., Canada 1-855-669-9658, or internationally from 1-412-317-0088, using the replay pin # 8603366.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on Wednesday, November 5, 2025 and will end at 11:59 P.M. ET on November 12, 2025.

Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with U.S. GAAP and also uses certain non-GAAP financial measures and ratios to evaluate performance. These measures, which include “adjusted gross profit,” “adjusted gross profit margin,” “adjusted net income (loss),” “adjusted EBITDA,” “adjusted EBITDA margin,” and “free cash flow from operations,” do not have standardized definitions under U.S. GAAP and may not be comparable to similar measures used by other issuers.
Curaleaf defines these non-GAAP measures as follows:
•Adjusted gross profit: gross profit net of related add-backs.
•Adjusted gross profit margin: adjusted gross profit divided by total revenues, net.
•Adjusted net income (loss): net income (loss) net of impairment losses (recoveries) and related add-backs.
•Adjusted net income (loss) per share: adjusted net income (loss) divided by the weighted average common shares outstanding.
•Adjusted EBITDA: income (loss) before interest, taxes, depreciation and amortization, net of impairment losses (recoveries), share-based compensation expense and related add-backs.
•Adjusted EBITDA margin: adjusted EBITDA divided by total revenues, net.
•Free cash flow from operations: net cash provided by operating activities from continuing operations, net of purchases and disposals of property, plant and equipment.
Management believes these measures (i) provide investors with additional insight into the Company’s financial strength and underlying performance, (ii) align external reporting with how management evaluates results and (iii) facilitate comparisons with other issuers. These measures should not be considered in isolation from, or as a substitute for, U.S. GAAP results nor should they be considered as indicators of the Company’s future performance. Reconciliations to the most directly comparable U.S. GAAP measures are provided in the accompanying tables.

Reconciliation of Non-GAAP financial measures
Adjusted Gross Profit from Continuing Operations
($ thousands)

	Three Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024
Gross profit from continuing operations	$159,741	$152,553	$160,516
Other add-backs(1)	216	980	772
Adjusted gross profit from continuing operations(2)	$159,957	$153,533	$161,288
Adjusted gross profit margin from continuing operations(2)	49.9%	48.8%	48.8%

(1) For the third quarter of 2025, Other add-backs primarily consisted of non-cash inventory adjustments that impacted cost of goods sold and various non-routine start up and severance costs. For the third quarter of 2024, Other add-backs primarily consisted of labor and overhead write-downs associated with idling capacity.

(2) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $159.7 million in the third quarter of 2025, compared with $160.5 million in the prior-year period. On an adjusted basis, gross profit from continuing operations was $160.0 million compared with $161.3 million in the prior-year period, and adjusted gross profit margin from continuing operations was 49.9%, compared with 48.8% in the prior-year period, an increase of 115 basis points.

	Nine Months Ended September 30,
	2025	2024
Gross profit from continuing operations	$467,468	$481,885
Other add-backs(1)	1,461	3,945
Adjusted gross profit from continuing operations(2)	$468,929	$485,830
Adjusted gross profit margin from continuing operations(2)	49.6%	48.0%

(1) For the nine months ended September 30, 2025, Other add-backs primarily consisted of non-cash inventory adjustments that impacted cost of goods sold and various non-routine start up and severance costs. For the nine months ended September 30, 2024, Other add-backs primarily consisted of inventory and labor write-downs associated with idling capacity.

(2) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $467.5 million in the nine months ended September 30, 2025, compared with $481.9 million in the prior-year period. On an adjusted basis, gross profit from continuing operations was $468.9 million, compared with $485.8 million in the prior-year period, and adjusted gross profit margin from continuing operations was 49.6%, compared with 48.0% in the prior-year period, an increase of 160 basis points.

Adjusted Net Loss from Continuing Operations
($ thousands)

	Three Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024
Net loss from continuing operations	$(54,546)	$(50,602)	$(44,348)
Loss (gain) on impairments	848	(1,209)	642
Other add-backs(1)	5,500	4,014	5,435
Adjusted net loss from continuing operations(2)	$(48,198)	$(47,797)	$(38,271)
Adjusted net loss per share from continuing operations(2)	$(0.06)	$(0.06)	$(0.05)
Weighted average common shares outstanding – basic and diluted	764,825,622	757,270,633	742,535,355

(1) For the third quarter of 2025, Other add-backs primarily consisted of costs related to license fees and excise taxes, rent and other facility costs and legal fees. For the third quarter of 2024, Other add-backs primarily consisted of costs related to salaries and benefits, legal and professional fees and lobbyist/PR spend.

(2) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss from continuing operations, the most comparable GAAP measure, to Adjusted net loss from continuing operations, a non-GAAP measure.

	Nine months ended
	September 30, 2025	September 30, 2024
Net loss from continuing operations	$(159,943)	$(144,444)
Loss (gain) on impairment	3,334	(1,543)
Other add-backs(1)	12,877	16,809
Adjusted net loss from continuing operations(2)	$(143,732)	$(129,178)
Adjusted net loss per share from continuing operations(2)	$(0.19)	$(0.17)
Weighted average common shares outstanding – basic and diluted	758,809,812	739,833,334

(1) For the nine months ended September 30, 2025, Other add-backs primarily consisted of costs related to legal fees, non-routine severance, rent and other facility costs and license fees and excise taxes. For the nine months ended September 30, 2024, Other add-backs primarily consisted of costs related to salaries and benefits, inventory, legal and professional fees and lobbyist/PR spend.

(2) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss from continuing operations, the most comparable GAAP measure, to Adjusted net loss from continuing operations, a non-GAAP measure.

Adjusted EBITDA
($ thousands)

	Three Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024
Net loss	$(56,684)	$(53,606)	$(42,728)
Net (loss) income from discontinued operations	(2,138)	(3,004)	1,620
Net loss from continuing operations	(54,546)	(50,602)	(44,348)
Interest expense, net	25,214	25,554	25,097
Provision for income taxes	30,238	31,381	32,566
Depreciation and amortization(1)	49,466	49,724	54,612
Share-based compensation	10,294	8,477	6,017
Loss (gain) on impairment	848	(1,209)	642
Total other expense (income), net	2,277	(1,839)	(4,728)
Other add-backs(2)	5,500	4,014	5,435
Adjusted EBITDA(3)	$69,291	$65,500	$75,293
Adjusted EBITDA Margin(3)	21.6%	20.8%	22.8%

(1) Depreciation and amortization includes amounts charged to Cost of goods sold on the Statement of Operations.
(2) For the third quarter of 2025, Other add-backs primarily consisted of costs related to license fees and excise taxes, rent and other facility costs and legal fees. For the third quarter of 2024, Other add-backs primarily consisted of costs related to salaries and benefits, legal and professional fees and lobbyist/PR spend.

(3) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $69.3 million for the third quarter of 2025, compared to $75.3 million for the third quarter of 2024, and Adjusted EBITDA margin decreased to 21.6%.

	Nine Months Ended September 30,
	2025	2024
Net loss	$(170,536)	$(143,534)
Net (loss) income from discontinued operations	(10,593)	910
Net loss from continuing operations	(159,943)	(144,444)
Interest expense, net	75,842	75,669
Provision for income taxes	98,474	104,046
Depreciation and amortization(1)	148,548	158,343
Share-based compensation	23,395	20,369
Loss (gain) on impairment	3,334	(1,543)
Total other income, net	(2,565)	(4,250)
Other add-backs(2)	12,877	16,809
Adjusted EBITDA(3)	$199,962	$224,999
Adjusted EBITDA Margin(3)	21.2%	22.2%

(1) Depreciation and amortization includes amounts charged to Cost of goods sold on the Statement of Operations.
(2) For the nine months ended September 30, 2025, Other add-backs primarily consisted of costs related to legal fees, non-routine severance, rent and other facility costs and license fees and excise taxes. For the nine months ended September 30, 2024, Other add-backs primarily consisted of costs related to salaries and benefits, inventory, legal and professional fees and lobbyist/PR spend.

(3) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $200.0 million in the nine months ended September 30, 2025, compared with $225.0 million in the prior-year period, and Adjusted EBITDA margin decreased to 21.2%.

Free Cash Flow
($ thousands)

Nine Months Ended
September 30, 2025
Net cash provided by operating activities from continuing operations	$103,990
Less: Purchases of property, plant and equipment, net of disposals	(47,165)
Free cash flow from continuing operations(1)	$56,825

(1) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" section of this press release for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net cash provided by operating activities from continuing operations, a GAAP measure, to Free cash flow from continuing operations, a non-GAAP measure.

Condensed Interim Consolidated Balance Sheets
($ thousands)

	As of
	September 30, 2025	December 31, 2024
	Unaudited	Audited
Assets
Cash and cash equivalents (including restricted cash and cash equivalents)	$107,488	$107,226
Other current assets	332,560	322,455
Property, plant and equipment, net	529,452	546,426
Right-of-use assets, finance lease, net	100,291	105,168
Right-of-use assets, operating lease, net	112,839	116,519
Intangible assets, net	1,033,428	1,085,397
Goodwill	634,995	628,884
Other long-term assets	32,251	37,461
Total assets	$2,883,304	$2,949,536

Liabilities, Temporary equity and Shareholders’ equity
Total current liabilities	$299,034	$387,925
Total long-term liabilities	1,698,040	1,568,218
Redeemable non-controlling interest contingency	71,406	132,179
Total shareholders’ equity	814,824	861,214
Total liabilities, temporary equity and shareholders’ equity	$2,883,304	$2,949,536

Condensed Interim Consolidated Statements of Operations (Unaudited)
($ thousands, except for share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues, net:
Retail and wholesale revenues	$315,921	$328,933	$936,710	$1,007,348
Management fee income	4,323	1,597	8,061	4,400
Total revenues, net	320,244	330,530	944,771	1,011,748
Cost of goods sold	160,503	170,014	477,303	529,863
Gross profit	159,741	160,516	467,468	481,885
Operating expenses:
Selling, general and administrative	110,177	106,297	322,678	320,196
Share-based compensation	10,294	6,017	23,395	20,369
Depreciation and amortization	35,239	38,973	106,253	111,842
Total operating expenses	155,710	151,287	452,326	452,407
Income from continuing operations	4,031	9,229	15,142	29,478
Other income (expense):
Interest income	151	274	489	601
Interest expense	(14,376)	(15,085)	(43,184)	(45,240)
Interest expense related to lease liabilities and financial obligations	(10,989)	(10,286)	(33,147)	(31,030)
Impairment (loss) recovery	(848)	(642)	(3,334)	1,543
Other (expense) income, net	(2,277)	4,728	2,565	4,250
Total other expense, net	(28,339)	(21,011)	(76,611)	(69,876)
Loss before provision for income taxes	(24,308)	(11,782)	(61,469)	(40,398)
Provision for income taxes	(30,238)	(32,566)	(98,474)	(104,046)
Net loss from continuing operations	(54,546)	(44,348)	(159,943)	(144,444)
Net (loss) income from discontinued operations	(2,138)	1,620	(10,593)	910
Net loss	(56,684)	(42,728)	(170,536)	(143,534)
Less: Net income (loss) attributable to non-controlling interest	345	(2,032)	717	(5,674)
Net loss attributable to Curaleaf Holdings, Inc.	$(57,029)	$(40,696)	$(171,253)	$(137,860)

Per share – basic and diluted:
Net loss per share from continuing operations – basic and diluted	$(0.07)	$(0.06)	$(0.21)	$(0.20)
Weighted average common shares outstanding – basic and diluted	764,825,622	742,535,355	758,809,812	739,833,334

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Anthem and The Hemp Company, provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR X Account:	https://x.com/Curaleaf_IR

Investor Relations Website:	https://ir.curaleaf.com/

Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
MATTIO Communications
MattioCuraleaf@mattio.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and securities laws of the U.S. (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the Company’s business, future plans and strategies, operational results and other future conditions. In addition, the Company may make or approve certain statements, in future filings with applicable Canadian regulatory authorities and/or the SEC, in press releases or in presentations by representatives of the Company that are not statements of historical fact and which may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that management expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, “followed by” or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations of the effects and potential benefits of any transactions; statements relating to the Company’s business, future activities and developments after the date of this press release, including such things as future business strategy, competitive strengths, goals, expansion and growth. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and current expectations at that time.
Holders of the Company’s securities are cautioned that forward-looking statements are not based on historical facts, but instead are based on reasonable assumptions and management’s estimates at the time they were provided or made and involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties relating to: the legality of cannabis in the U.S., including its classification as a controlled substance under the U.S. Federal Controlled Substances Act; compliance with anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing constraints, including limited access to banking and risks associated with raising additional capital; general regulatory and legal restrictions, including limitations imposed by the TSX; potential legal, regulatory or political changes; licensing and ownership limitations; regulatory actions and approvals from the U.S. Food and Drug Administration (“FDA”), including the risk of increased FDA oversight; potential heightened scrutiny by regulators; loss of foreign private issuer status; internal control deficiencies; litigation exposure; higher compliance costs as a public company in both Canada and the U.S.; recent and proposed U.S. cannabis licensing legislation; environmental risks, including compliance with environmental regulations and unforeseen environmental liabilities; expansion into foreign jurisdictions and the legality of cannabis abroad; future acquisitions or dispositions; dependence on key suppliers and service providers; enforceability of contracts; risks associated with the Company’s subordinate voting shares (“SVS”), including resale limitations, limited liquidity for U.S. investors, market price volatility as well as significant sales of SVS; reliance on senior management and other key personnel, including challenges in recruiting and retaining such personnel; competitive pressures; risks inherent in agricultural operations; adverse publicity or shifts in consumer perception; product liability and recalls; uncertainty regarding results of future clinical research; reliance on agricultural inputs; limited market data and forecasting uncertainty, including the risk that past performance or financial projections may not be reliable indicators of future results; intellectual property risks; marketing and advertising restrictions; fraudulent or illegal activity by employees, consultants or contractors; labor risks, including potential union activity; information technology failures, cyber-attacks or security breaches; reliance on management services agreements with subsidiaries and affiliates; website accessibility and digital compliance requirements; high bonding and insurance costs; risks associated with leverage and debt management; challenges related to growth and scalability; conflicts of interest; global economic pressures, including tariffs, retaliatory measures and trade disputes; currency exchange fluctuations; risks related to the Company’s business structure and securities, including the Company’s tatus as a holding company, lack of dividend history, indebtedness and concentrated voting control; limited shareholder rights in corporate affairs; enforcement challenges against directors and officers residing outside Canada; tax risks and those risks described in this MD&A and discussed further under the heading “Risk Factors” in the Company’s Annual Information Form dated March 3, 2025 for the fiscal year ended December 31, 2024, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2024 (both of which documents have been or will be filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities.

The purpose of forward-looking statements is to provide the reader with a description of our expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, and undue reliance should not be placed on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Neither the Toronto Stock Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.